

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

By U.S. Mail

Mr. Luo Ken Yi
President
China Architectural Engineering, Inc.
110 Wall Street
14th Floor
New York, NY 10005

>   **Re: China Architectural Engineering, Inc.**
>   **Form 8-K**
>   **Filed August 24, 2010**
>   **File No. 001-33709**

Dear Mr. Leung:

We have limited our review of your filing to the issue we have addressed in our comment. We have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed August 24, 2010

1. We note your disclosure in Item 5.02 stating that Mr. Tang received his doctorate degree in the United States. Please provide us with additional information regarding Mr. Tang's doctorate degree, including which university in the United States awarded the degree to Mr. Tang and when the degree was awarded. In particular, we note the recent press coverage regarding the alleged discrepancy in whether Mr. Tang received his doctorate from the California Institute of Technology, including the July 7, 2010 article in *The People's Daily* entitled "Former Microsoft chief Tang Jun fights back," the July 31, 2010 article in *Time* entitled "A Shady Resume Sparks Debate Over Honesty in China," and the October 6, 2010 article in the *New York Times* entitled "Rampant Fraud Threat to

China's Brisk Ascent." Please address the matters discussed in the recent press coverage in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3675 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Anh Tran, Esq. (*via facsimile (310) 552-5007*)
        K&L Gates LLP